Bradford & Bingley

03 OCT -9 AM 7:21

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

3 October 2003

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Dear Sir

<u>US Home Filing Exemption (12g3-2(b)) – Re 82-5154</u>

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

DW 10/28

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2002)

September 29 2003

BRADFORD & BINGLEY PLC COMPLETES ACQUISITION OF IFA, THE AITCHISON & COLEGRAVE GROUP LTD

Further to an announcement issued on 22 September, Bradford & Bingley Plc is pleased to announce that it has received regulatory approval from the FSA enabling completion of its acquisition of The Aitchison & Colegrave Group Ltd.

The new business will trade as Charcol Aitchison & Colegrave Ltd with immediate effect.

Ends

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Siobhan Hotten
020 7067 5627

Media Relations Advisers
Tulchan Communications
Andrew Grant 020 7353 4200

Re 82 3764

3 October 2003

BRADFORD & BINGLEY PLC ACQUIRES COMMERCIAL SURVEYORS, DOUGLAS DUFF PARTNERSHIP

SecureMove Property Services Ltd, a wholly owned subsidiary of Bradford & Bingley Plc today announces that it has agreed to acquire the business of Douglas Duff Partnership, a general commercial surveying partnership with net assets of £61,000.

Steven Crawshaw, executive director of Bradford & Bingley Plc with responsibility for SecureMove said:

" This acquisition further accelerates the growth of the commercial surveying division of SecureMove which now has over 50 specialist commercial surveyors covering England and Wales."

Ends

For further information:

Press Office:

Siobhan Hotten
Bradford & Bingley plc
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Andrew Grant
Tulchan Communications Limited
Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
Tel: 01274 806112
Fax: 01274 554357
Email: phillip.mclelland@bbg.co.uk

Kirsty Macmaster
Macmaster & Company
Tel: 020 7493 9500
Fax: 020 7493 9600
Email: k.macmaster@macmaster.co.uk

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:50 11 Sep 2003
Number	6879P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 11 September 2003 at a price of 307.58p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	18:31 16 Sep 2003
Number	8462P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Tuesday, 16 September 2003 at a price of 314.5p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:55 18 Sep 2003
Number	9397P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 18 September 2003 at a price of 312.47p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:02 19 Sep 2003
Number	9914P

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Friday, 19 September 2003 at a price of 309.56p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:48 22 Sep 2003
Number	0347Q

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 250,000 of its ordinary shares on Monday, 22 September 2003 at a price of 304.34p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:24 25 Sep 2003
Number	2034Q

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 200,000 of its ordinary shares on Thursday, 25 September 2003 at a price of 304.85p per share.

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:46 30 Sep 2003
Number	3733Q

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 250,000 of its ordinary shares on Tuesday, 30 September 2003 at a price of 302.61p per share.

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